UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

TBS International Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G86975151

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..G86975151

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JOSEPH E. ROYCE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization : USA.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING REASON WITH ( 5, 6, 7 & 8 )
5.	Sole Voting Power: 0

6.	Shared Voting Power: 9,717,506

7.	Sole Dispositive Power: 0

8.	Shared Dispositive Power: 9,717,506

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 9,717,506

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 68.0%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. ..G86975151

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ELAINE M. ROYCE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization : USA.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING REASON WITH ( 5, 6, 7 & 8 )
5.	Sole Voting Power: 0

6.	Shared Voting Power: 9,717,506

7.	Sole Dispositive Power: 0

8.	Shared Dispositive Power: 9,717,506

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 9,717,506

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 68.0%

12.	Type of Reporting Person (See Instructions): IN

Item 1.
(a) Name of Issuer: TBS International Limited
(b) Address of Issuer's Principal Executive Offices: COMMERCE BLDG CHANCERY LANE HAMILTON BERMUDA
Item 2.
(a) Name of Person Filing: JOSEPH E. ROYCE ELAINE M. ROYCE
(b) Address of Principal Business Office or, if none, Residence: 612 EAST GRASSY SPRAIN ROAD YONKERS, NY 10710
(c) Citizenship: USA
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number: G86975151

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not Applicable.

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Joseph E. Royce and Elaine M. Royce
(a) Amount beneficially owned: 9,717,506
(b) Percent of class: 68.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 9,717,506
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 9,717,506

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8. Identification and Classification of Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10. Certification
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 14, 2006
Signature	/s/ Joseph E. Royce
Name/Title	Joseph E. Royce

Date	February 14, 2006
Signature	/s/ Elaine M. Royce
Name/Title	Elaine M. Royce